VILLAGE SUPER MARKET, INC.
                                733 MOUNTAIN AVENUE
                           SPRINGFIELD, NEW JERSEY 07081
                              PHONE:  (973) 467-2200
                               FAX:  (973) 467-6582


March 8, 2007

Mr. Michael Moran
Branch Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0404

      Re:       Village Super Market, Inc.
                Form 10-K for the year ended July 29, 2006
                Filed October 23, 2006
                File Number: 0-2633

Dear Mr. Moran:

     Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. The following sets forth the comments made in your letter dated March 1, 2007 and our responses thereto:


     1. Comment: Please revise your contractual obligations table to include payments on your planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD & A Guidance issued December 19, 2003 available at www.sec.gov.

                Response: The Company will include the following in the Liquidity and Capital Resources section of the Form 10-Q for the quarterly period ended January 27, 2007:

                " The Company has contributed $91,000 to Company-sponsored defined benefit pension plans as of January 27, 2007. The Company expects to contribute an additional $1,909,000 in the remainder of fiscal 2007. Funding beyond fiscal 2007 is uncertain, as required minimum future contributions will be determined by, among other factors, actual investment performance of plan assets, the interest rates required to be used to calculate pension obligations, and changes in legislation."

                In addition, beginning with the Form 10-K for the fiscal year ending July 28, 2007, the Company will include a footnote to the contractual obligations table as follows:

                "Pension plan funding requirements are excluded from the above table as estimated contribution amounts for future years are uncertain. Required future contributions will be determined by, among other factors, actual investment performance of plan assets, interest rates required to be used to calculate pension obligations, and changes in legislation. The Company expects to
                contribute $        in fiscal 2008 to fund Company-sponsored
                defined benefit pension plans."


     2. Comment: Please revise your future disclosure to explain the relevant rights and privileges of each class of common stock. Please show us what your revised disclosure will look like. See paragraph 4 of SFAS no. 129. Furthermore, please explain in detail why you do not apply the two-class method of computing basic and diluted earnings per share. Reference is made to EITF Issue 03-6 and paragraph 61 (d) of SFAS no 128. You may also refer to the SEC Staff Speech given at the 2006 AICPA Conference on Current SEC and PCAOB Developments at http://sec.gov/news/speech/2006/sch121106cjc.htm. We may have further comment.

                Response: The first paragraph of footnote 7 of the Annual Report on Form 10-K includes required disclosures of the relevant rights and privileges of the Class A common stock and the Class B common stock except that, in future filings, we will add the following:

                "Class A and Class B common stock share equally on a per share basis in any distributions in liquidation."

                The Company has not applied the two-class method of computing basic and diluted earnings per share as the Company evaluated the guidance in EITF 03-6 and SFAS no. 128 and believed that the if-converted method was more appropriate to use in the Company's situation, whereby a class of common stock is convertible into another class of common stock. In evaluating Issue 2 in EITF 03-6, the Company did not view the Class B common stock as a "participating security" as it is common stock and therefore would not "participate in undistributed earnings with common stock". In evaluating SFAS no. 128, the Company believed it was appropriate to use the if-converted method as the Class B common stock is convertible into Class A common stock and the effect is dilutive, consistent with the guidance in the first sentence of paragraph 61 of SFAS no. 128. The second sentence of paragraph 61 states, "For those securities that are not convertible into a class of common stock, the two-class method of computing earnings per share shall be used." Since the Company's Class B common stock is convertible into another class of common stock, the Company believed that the two-class method was not applicable under paragraph 61. Therefore, the Company believed that the remainder of paragraph 61 which addresses the two-class method, including paragraph 61 (d), was not applicable.

                As noted in the December 11,2006 speech by the Associate Chief Accountant referred to in your comment, "Neither Statement 128 nor EITF 03-6 directly address how to handle a class of common stock that is convertible into another class of common stock. Further, it is not clear whether the guidance in EITF 03-6 is applicable to multiple classes of common stock, as opposed to securities that participate with common stock, but that are not themselves common stock." This SEC speech now provides guidance that the SEC staff believes that a company with two classes of common stock must present both a basic and diluted earnings per share number for each class of common stock regardless of conversion rights and this speech refers to guidance in EITF 03-6 and paragraph 61(d) of SFAS no. 128 in these situations.

                The December 11th speech also refers to an example where owners of a convertible class of common stock control the company and the SEC staff indicated that the facts in this case justified a different conclusion than a strict application of EITF 03-6. This speech also indicated that the SEC staff believes the EITF consensus was generally written in the context of participating securities that do not control a company.

                It should be noted that the Company's Class B stockholders control the Company's Board of Directors. Although the Company's Class A shares are entitled to dividends 54% greater than that paid on the Class B shares, the Company believes it is unreasonable to assume, under the two-class method, that the Class B stockholders would pay out 100% of earnings as dividends each year given the greater dividends payable on the Class A shares. In addition, since Class B stock is convertible into Class A stock at any time, the Class B stockholders could convert to Class A and capture any dividend differential. Furthermore, Class A and Class B shareholders share equally on a per share basis in any distributions in liquidation. The Company began paying dividends in 2003. Dividends have been paid on both a quarterly and semi-annual basis, and have ranged from 6% to 18% of net income.

                Using the contractual dividend ratio, application of the two-class method would result in the Company reporting basic earnings per Class A share greater than under the if-converted method due to the difference in dividend rights between the two classes of stock. As noted above, the Company believes the control of the Board of Directors by Class B stockholders makes it unreasonable to assume a disproportionate allocation of undistributed earnings. The Company believes that presenting basic earnings per Class A share utilizing the two-class method would be less meaningful than under the if-converted method and could result in Class A stockholders reaching inappropriate valuation conclusions.


     3. Comment: Please verify that you reversed the $211,000 liability to operating and administrative expense pursuant to paragraph 19 of SFAS no. 146.

                Response: The $211,000 liability was reversed to operating and administrative expense pursuant to paragraph 19 of SFAS no. 146.


     4. Comment: Please disclose any restrictions which may limit your payments of dividends in future filings or tell us you have no dividend restrictions. See Rule 4-08 of Regulation S-X.

                Response: Future filings, beginning with the Form 10-K for the fiscal year ending July 28, 2007, will include a description of the limit on dividend payments. This limitation arises from a debt covenant that requires a minimum amount of net worth. At July 29, 2006, approximately $57,000,000 of net worth was available for dividend payments. The Company declared dividends in fiscal 2006 of $2,172,000.


     5. Comment: In future filings, please disclose all of the components of the net periodic pension cost as required by SFAS 132 (R) paragraph 5.h including each of the items netted within "net amortization and deferral." Please show us what your disclosure will look like revised based on the periods presented in this Form 10-K.

                Response: The line " net amortization and deferral" includes the following components in fiscal 2006, 2005 and 2004:


                                                                (in thousands)

                                                           2006      2005      2004
                Amortization of gains and losses         $ 1,076    $  423    $ 228
                Amortization of prior service costs           17        17       17
                Net amortization and deferral            $ 1,093    $  440    $ 245



                The Company combined these two items as the amortization of prior service costs was considered immaterial for all periods presented. The Company had none of the other components (amortization of unrecognized transition obligation or transition asset, gains or losses recognized due to settlements or curtailments) enumerated in SFAS 132(R) paragraph 5.h. In future filings, the Company will disclose the above two components separately.


The Company acknowledges that:

                - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We appreciate your assistance in ensuring that the Company provides appropriate disclosures in its public filings. Should you have any questions about the aboveresponses, please feel free to contact the undersigned at 973-467-2200.


Very truly yours,



/s/ KEVIN BEGLEY

Kevin Begley
Chief Financial Officer